NO ACT

10
1-9-15



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


15005139

DIVISION OF
CORPORATION FINANCE

February 19, 2015

Act:	1934
Section:	
Rule:	14a-8 (DDS)
Public Availability:	2-19-15

Lucas F. Torres
Akin Gump Strauss Hauer & Feld LLP
ltorres@akingump.com

Re: FirstEnergy Corp.
Incoming letter dated January 7, 2015

Dear Mr. Torres:

This is in response to your letters dated January 7, 2015 and February 12, 2015 concerning the shareholder proposal submitted to FirstEnergy by Green Century Capital Management, Inc. We also have received letters on the proponent's behalf dated February 5, 2015 and February 16, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Sanford Lewis
sanfordlewis@strategiccounsel.net

February 19, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: FirstEnergy Corp.
Incoming letter dated January 7, 2015

The proposal requests that the board authorize the preparation of a report on lobbying expenditures that contains information specified in the proposal.

We are unable to concur in your view that FirstEnergy may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal focuses primarily on FirstEnergy's general political activities and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that FirstEnergy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Norman von Holtzendorff
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

February 16, 2015

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to FirstEnergy Corp. on Disclosure of Lobbying Expenditures Submitted by Green Century Capital Management, Inc.
-- Supplemental reply

Ladies and Gentlemen:
Green Century Capital Management, Inc. (the "Proponent") is the beneficial owner of common stock of FirstEnergy Corp. (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company.

We previously replied on February 5 to the Company's January 7 no action request letter sent to the Securities and Exchange Commission Staff (the "Staff") by Lucas F. Torres of Akin Gump Strauss Hauer & Feld LLP. On February 12, 2015, my client, Green Century Capital Management, Inc. received a supplemental reply letter from Mr. Torres and forwarded it to me for reply. Pursuant to Staff Legal Bulletin 14D, a copy of this letter is being e-mailed concurrently to Lucas F. Torres.

The Company's latest letter concedes that proposals and supporting statements previously excluded as targeting specific company lobbying activities were more verbose in their targeting of the company's lobbying activities, but contends that the "real issue" is considering whether the proposal and supporting statement, when read together, focus on specific lobbying activities that relate to the company's ordinary business operations. Even taking the Company's suggested criterion and applying it to the current proposal, it is clear that the Proposal in its entirety does not focus on specific lobbying activities, but only mentions them as examples and therefore does violate such criterion.

Other proposals in the past have mentioned specific company lobbying activities and legislative interests without rising to the level that the Staff has found excludable. For instance, in *General Electric* (February 8, 2011) a proposal seeking the same kinds of disclosures as the present proposal, but which also clearly attacked the company's lobbying regarding climate change, withstood challenge on the same rationale on which the Company is currently challenging the present Proposal. In that instance, the facially neutral lobbying disclosure resolved clause was accompanied by discussion in the whereas clauses critical of the company's lobbying position regarding climate cap and trade legislation. Despite the proposal's broad assault on the company's lobbying on climate change cap and legislation, the proposal was not found excludable as relating to ordinary business. The proposal's whereas clauses included the following statements attacking the company's support for cap and trade legislation:

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@gmail.com
413 549-7333 ph. • 781 207-7895 fax

> CEO Jeff Immelt is closely associated with President Obama and his policy agenda. Mr. Immelt serves on the President's Economic Recovery Advisory Board and GE has supported some of the President's policy agenda, including cap-and-trade legislation and the $787 billion stimulus plan.
>
> Mr. Immelt has engaged in a high-profile lobbying effort to promote global warming-related cap-and-trade legislation by testifying in Congress, by participating in the United States Climate Action Partnership and conducting media interviews.
>
> .....The company's support of cap-and-trade is partially responsible for passage of the Waxman-Markey climate change legislation in the House of Representatives.....
>
> Cap-and-trade legislation is controversial and its unpopularity influenced the outcome of Congressional races in 2010.
>
> GE's position on cap-and-trade...may put the Company on a collision course with "Tea Party" activists - a significant political and social movement opposed to the growth of government that is well- regarded by many Members of Congress.

Despite this heavy-handed set of references focused upon the company's climate lobbying positions, and the assertion of the company that the proposal though facially neutral, impermissibly critiqued the company's lobbying position on specific legislation, the proposal was not found excludable under Rule 14a-8(i)(7). If anything, the present Proposal and the *General Electric* proposal exemplify how proposals can critically mention lobbying positions without crossing the prohibited line of attempting to direct a lobbying position.

The Company's latest letter makes an erroneous distinction regarding *Procter & Gamble* (August 6, 2014). The fact that the proposal focused on congruency of political contributions with company values rather than amounts of lobbying expenditures as the current proposal does is of little relevance in assessing facial neutrality in combination with discussion of specific legislative positions. In both instances, the legislative examples included were for purposes of demonstrating reasons for concern and support of the action sought by the resolved clause, and in both instances relating specifically to the accountability of company officials for participation in the political process.

The Company's proposed approach of ignoring the relative volume of language discussing specific language lobbying activities and focusing instead on evident focus of the overall proposal based on a small segment of the whereas clauses is not consistent with the precedents. Volume does *matter*, as demonstrated when one compares the Staff decisions in which proposals were allowed to be excluded and those where they were not.

The Company also asserts that the particular pieces of legislation mentioned in the Proposal "relate to the Company's primary business because "legislative and regulatory initiatives regarding energy efficiency and limitations on industrial pollutants have a significant impact on the Company's primary business by, among other things, potentially requiring the Company to make major technological investments in capital expenditures or requiring the company to significantly alter its day-to-day use of various energy resources uses for the activities of the company that relate to the most basic aspects of the company's ordinary business operations." However, if the proposal in *General Electric* was not excludable given the significance of cap and trade legislation to its profitability, then the present proposal is no more excludable. Moreover, asserting that including any critical reference to legislative and regulatory initiatives on energy efficiency and industrial pollutants in proposals directed to polluting companies involved in the energy field would drive a wide swath into the shareholder proposal process, censoring proposals much more broadly than necessary to contain any impulse of shareholders to drive specific lobbying positions. The present proposal does not, when read in its entirety, attempt to drive a specific lobbying position and therefore is not excludable under Rule 14a-8(i)(7).[1]

Therefore, we affirm our request that the Staff find that this proposal is not excludable pursuant to Rule 14a-8(i)(7).

Sincerely,



Sanford Lewis
Attorney at Law

cc: Lucas F. Torres

---

[1] The latest Company letter also notes that the specific cases we cited in our prior letter in response to the micromanagement argument, *Raytheon Company* (March 29, 2011), *Devon Energy Corp.* (March 27, 2012, *International Business Machines Corporat*ion (January 24, 2011) did not involve mentions of specific legislation. The Company's latest letter distorts our prior communication to infer that we were referring to these proposals for similarity of detail with regard to *mentions of specific lobbying activities*. To the contrary, that comment in our previous letter was only directed toward reminding the Staff that the resolved clauses requested the same level of detail in reporting as the current proposal, and therefore demonstrated that the resolved clause does not micromanage. As we said in our prior letter:

> The Company also argues that the Proposal micromanages, however, proposals containing the same level of detail in their requests for disclosure of lobbying expenditures have been found to not entail micromanagement.

Akin Gump
STRAUSS HAUER & FELD LLP

LUCAS F. TORRES
212.872.1016/212.872.1002
ltorres@akingump.com

February 12, 2015

VIA E-MAIL
shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: FirstEnergy Corp. – Omission of Shareholder Proposal Submitted by Green Century Capital Management, Inc.

Ladies and Gentlemen:

By letter dated January 7, 2015 (the "***No-Action Request***"), FirstEnergy Corp. (the "***Company***") requested confirmation that the Staff (the "***Staff***") of the Securities and Exchange Commission (the "***SEC***") will not recommend enforcement action if, in reliance on certain provisions under Rule 14a-8 of the Securities Exchange Act of 1934, as amended, including Rule 14a-8(i)(7), the Company excludes a proposal (the "***Proposal***") submitted by Green Century Capital Management, Inc. (the "***Proponent***") from the proxy materials (the "***Proxy Materials***") to be distributed by the Company in connection with its 2015 Annual Meeting of Shareholders. In response to the No-Action Request, Sanford J. Lewis, on behalf of the Proponent, submitted correspondence (the "***Response Letter***") to the Staff on February 5, 2015 (attached to this letter as Exhibit A).

The Company believes that the Proposal should be excludable from the Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal, when read together with its supporting statement, focuses primarily on the Company's specific lobbying activities that relate to the operation of the Company's business and not on the Company's general political activities. Further, the Proposal seeks to impermissibly micro-manage the Company by attempting to influence the Company's decisions on how and whether to lobby on behalf of specific legislative or regulatory initiatives that have a significant impact on the Company's core business of electric energy generation, distribution and transmission.

Much of the Response Letter is dedicated to demonstrating that the proposals and supporting statements related to lobbying activities at issue in several precedents[1] where the Staff granted no-action relief pursuant to Rule 14a-8(i)(7) targeted specific lobbying positions of the

---

[1] *See Bristol-Myers Squibb Company* (January 29, 2013); *PepsiCo, Inc.* (March 3, 2011); and *Duke Energy Corporation* (February 24, 2012).

companies in question "in much more detail and length than the references in the current Proposal." While it may be true that the proposals and supporting statements in such precedents were more verbose in targeting specific company lobbying activities than the Proposal and its supporting statement, this does not change the fact that, like the supporting statements at issue in *Bristol-Myers Squibb Company* (January 29, 2013), *PepsiCo, Inc.* (March 3, 2011), and *Duke Energy Corporation* (February 24, 2012), the supporting statement for the Proposal does in fact focus on the Company's specific lobbying activities. The real issue in considering whether the Proposal should be excludable pursuant to Rule 14a-8(i)(7) is whether or not the Proposal and supporting statement, when read together, focus on specific lobbying activities that relate to the Company's ordinary business operations, not the level of detail the Proponent employed to describe those specific lobbying activities.

The Proponent explains in the supporting statement that the Proposal is needed because the Company's "social license to operate may be at risk if the [C]ompany continues to lobby against interests of consumers and the public." This statement appears immediately following discussion of the Company's specific lobbying activities related to energy efficiency and limits on industrial pollutants that the Proponent claims "threaten public health." The supporting statement clearly implies that the Company's lobbying activities that are "against interests of consumers and the public" are those specific lobbying activities related to energy efficiency and limits on industrial pollutants. As detailed in the No-Action Request, legislative and regulatory initiatives regarding energy efficiency and limitations on industrial pollutants have a significant impact on the Company's primary business by, among other things, potentially requiring the Company to make major technological investments and capital expenditures or requiring the Company to significantly alter its day-to-day use of the various energy resources it uses for the generation, distribution and transmission of electric energy. By focusing on specific lobbying activities of the Company that relate to the most basic aspects of the Company's ordinary business operations, the Proposal should be excludable pursuant to Rule 14a-8(i)(7).

The Response Letter also claims that the proposals and supporting statements at issue in several precedents[2] where the Staff declined to grant no-action relief were "similar in detail" with regard to the company's specific lobbying activities as the Proposal and its supporting statement. A review of the proposals and supporting statements for such precedents shows this not to be the case. For example, the proposals and supporting statements in *Raytheon Company* (March 29, 2011) and *International Business Machines* (January 24, 2011) make no mention of specific lobbying efforts of the companies in question. In addition, the supporting statement in *Devon Energy Corporation* (March 27, 2012) mentions several examples of political issues that

[2] *See Raytheon Company* (March 29, 2011); *International Business Machines Corporation* (January 24, 2011); and *Devon Energy Corporation* (March 27, 2012).

may be subject to lobbying efforts by corporations generically, but does not cite any examples of Devon Energy Corporation's *actual* lobbying efforts. The supporting statement also cites Devon Energy Corporation's involvement with two trade organizations that conduct lobbying efforts but does not detail any specific lobbying efforts by such organizations. By contrast, as stated above and in the No-Action Request, the Proposal's supporting statement clearly focuses on specific lobbying activities of the Company related to energy efficiency and limits on industrial pollutants.

In addition to the precedents discussed above, the Response Letter also cites *The Procter & Gamble Company* (August 6, 2014) as supporting its position that the Proposal should not be excludable pursuant to Rule 14a-8(i)(7). However, *The Procter & Gamble Company* precedent involved a shareholder proposal materially different from the Proposal. The proposal in *The Procter & Gamble Company* sought a report to shareholders containing a congruency analysis between corporate values as defined in the company's stated policies and the company's political and electioneering contributions. The Proposal requests no such congruency analysis and the Proposal and supporting statement do not address any misalignment between the Company's stated policies and any Company political and electioneering contributions. As *The Procter & Gamble Company* precedent involved a proposal materially different from the Proposal, it should not be relevant to a consideration of whether the Proposal is excludable pursuant to Rule 14a-8(i)(7).

For the foregoing reasons and the reasons set forth in the No-Action Request, on behalf of the Company, we request the Staff's confirmation that that it will not recommend to the SEC any enforcement action if the Proposal is omitted from the Proxy Materials.

I would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If I can be of any further assistance in this matter, please do not hesitate to call me at (212) 872-1016.

Sincerely yours,



Lucas F. Torres

Enclosure

CC: Gina K. Gunning (FirstEnergy)
Daniel M. Dunlap (FirstEnergy)

EXHIBIT A

SANFORD J. LEWIS, ATTORNEY

February 5, 2015

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to FirstEnergy Corp.
Disclosure of Lobbying Expenditures
Submitted by Green Century Capital Management, Inc.

Ladies and Gentlemen:
Green Century Capital Management, Inc. (the "Proponent") is the beneficial owner of common stock of FirstEnergy Corp. (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponent to respond to the letter received January 7, 2015, sent to the Securities and Exchange Commission Staff (the "Staff") by Lucas F. Torres of Akin Gump Strauss Hauer & Feld LLP on behalf of the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2015 proxy statement by virtue of Rule 14a-8(i)(7).

Pursuant to Staff Legal Bulletin 14D, a copy of this letter is being e-mailed concurrently to Lucas F. Torres.

SUMMARY

In its resolve clause and supporting statement, the Proposal states:

Resolved, the stockholders of FirstEnergy request that the Board authorize the preparation of a report, at reasonable expense, excluding proprietary information and updated annually, disclosing lobbying expenditures:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by FirstEnergy used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. FirstEnergy's membership in and payments to any tax-exempt organization that writes or endorses model legislation.
4. Description of the decision making process and oversight by management and the Board for making payments described in Section 2, above.

For purposes of this proposal, a "grassroots lobbying communication" is directed to the general public and (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient to take action with respect to the

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@gmail.com
413 549-7333 ph. • 781 207-7895 fax

> legislation or regulation. "Indirect lobbying" is engaged in by a trade association or other organization of which FirstEnergy is a member.
>
> Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at local, state or federal levels. The report should be presented to relevant committees of the Board and posted on the company's website.

The Company asserts that the Proposal impermissibly attempts to influence specific company lobbying positions because it touches upon specific legislation in the whereas clauses. In the midst of addressing various issues, one paragraph of the whereas clauses states:

> In 2012, FirstEnergy faced significant public criticism for attempting to amend Ohio state energy efficiency regulations during the lame duck General Assembly session, without public hearings.[1] FirstEnergy also lobbied against proposals to limit industrial pollutants that threaten public health; FirstEnergy power plants are ranked among the top 10 most polluting in the nation.

The Company cites prior Staff decisions such as *Bristol-Myers Squibb Company* (January 29, 2013) and *PepsiCo, Inc.* (March 3, 2011) in which the Staff allowed the exclusion of shareholder proposals where the proposals' whereas clauses or supporting statements focused extensively on *specific legislation* that related closely to the ordinary business of the company. The precedents cited each included a substantial discourse on the lobbying position that the proponent disagreed with. In contrast, the current proposal makes brief mention of issues on which the Company faced significant public criticism. Prior staff decisions have made it clear that a proposal seeking an overall disclosure policy on political contributions or lobbying expenditures can include appropriate examples of the kinds of issues that can be addressed by disclosure.

The Company also claims that the Proposal is excludable as micromanagement, despite numerous precedents cited by the Company in which the same resolved clause was found to not be excludable as micromanagement.

Accordingly, the Proposal is not excludable under Rule 14a-8(i)(7).

ANALYSIS

The Proposal does not implicitly seek to require the Company to take specific lobbying positions.

The core argument of the Company's no action request is that the Proposal attempts to direct the Company's lobbying positions on specific legislation due to its brief mention of specific issues.

There is no question that as a general matter, proposals on disclosure of lobbying expenditures

[1] http://www.cleveland.com/business/index.ssf/2012/11/firstenergy_wants_to_cap_ohio.html#incart_river

are not excludable as ordinary business under Rule 14a-8(i)(7). The question raised by the Company is whether the proposal has crossed a prohibited line, implicitly directing the Company's lobbying position by mentioning two specific examples of prior lobbying issues raised by the Company's activities. Staff decisions have made it clear that providing examples of lobbying or political contribution controversies is appropriate and not excludable in proposals requesting lobbying or political contribution reports. However, where proposals' background statements have had a heavy handed focus on a company's position on legislation, then the proposals have been found excludable.

Examination of prior Staff decisions cited by the Company where legislative or lobbying positions were implicitly being directed shows that the proposals in question targeted company positions in much more detail and length than the references in the current Proposal. In *Bristol-Myers Squibb Company* (January 29, 2013) the whereas clauses of the proposal made extensive mention of the Company's lobbying position on the Affordable Care Act:

> The Company is a member of the Pharmaceutical Research and Manufacturers of America Association (PhRMA). PhRMA dedicated $150 million to conduct an advertising campaign that contributed, in large part, to the passage of the Patient Protection and Affordable Care Act (PPACA), commonly known as "ObamaCare." PPACA increases the federal government's involvement in sales of health care services and products, including Company products.
>
> The Company played a major role in passing PPACA. The *Wall Street Journal* has described PhRMA's active participation in that legislation as "a story of crony capitalism" and adds that, it is "clear that ObamaCare might never have passed without the drug companies." They also note that PhRMA's $150 million ad campaign was "coordinated with the White House political shop."
>
> PPACA will affect Bristol-Myers Squibb. The law includes a $2.3 million annual tax on the pharmaceutical industry that will be assessed on companies based on its share of sales.
>
> PPACA is controversial. Support of controversial public policy positions may adversely affect Bristol-Myers Squibb's reputation.
>
> A public opinion poll of another prominent PhRMA member that was conducted by the National Center for Public Policy Research and FreedomWorks found that the company's public policy advocacy harmed the company's reputation. For example, the company's favorability among conservatives fell from 69 percent to 19 percent and from 60 percent to 8 percent among Tea Party activists after they were informed of the company's lobbying for progressive legislation that included PPACA.
>
> Furthermore, the American people oppose PPACA. An October 2012 Rasmussen Reports poll indicated that 54 percent of Americans want the law repealed.
>
> Bristol-Myers Squibb's current lobbying disclosures are inadequate and even misleading. The Company website states, "[w]e work closely with the Pharmaceutical Researchers

> and Manufacturers of America {PhRMA) to achieve broader patient access to safe and effective medicines through a free market." However, PPACA increases the federal government's role in the health care system and stifles competition. The Company's lobbying position in favor of PPACA directly conflicts with the Company's stated policy position.
>
> Bristol-Myers Squibb allocates significant resources to public policy advocacy. Shareholders have a right to know the policies that dictates the Company's public policy positions and the legislative and regulatory outcomes of its lobbying activities.

Similarly, in *PepsiCo, Inc.* (March 3, 2011) the proposal included an extensive discourse on the company's climate lobbying activities

> Statement of Support: PepsiCo is a member of the U.S. Climate Action Partnership (USCAP). a coalition of corporations and environmental groups that lobbies for Cap & Trade legislation.
>
> As the 2010 elections demonstrated, Cap & Trade is overwhelmingly opposed by the American people. In West Virginia, successful Democratic Senate candidate Joe Manchin ran a TV ad in which he picked up a rifle and used a copy of the Cap & Trade bill for target practice.
>
> John Deere, Caterpillar, BP and ConocoPhillips have withdrawn from USCAP. PepsiCo should do the same. We must also ask how PepsiCo became associated with such a bad idea.
>
> According to the Heritage Foundation, the House-passed Waxman·Markey Cap & Trade bill would have destroyed over 1.1 million jobs, hiked electricity rates 90 percent, and reduced the U.S. gross domestic product by nearly $10 trillion over the next 25 years. President Obama himself has stated that under Cap & Trade "electricity rates would necessarily skyrocket."
>
> In November, CEO lodra Nooyi traveled to India with Obama and stated in interviews that he is "pro~business."
>
> Nooyi has justified PepsiCo's support for Cap & Trade and a host of other "green" initiatives by claiming that they create new industries and jobs. Yes, they do create jobs that otherwise would not exist, but they destroy even more jobs because of the negative effects of taxation and regulation. This has been the experience in Europe where subsidies and mandates for wind and solar power are more extensive than the United States.
>
> Absent a system of reporting, shareholders will be unable to evaluate whether PepsiCo's lobbying priorities reflect the interests of the Company, or the personal political and ideological preferences of its executives.

In *Duke Energy* (February 24, 2012) the background information in the proposal included an extensive discourse on the company's lobbying positions on greenhouse gases and climate change. The extent of focus on the Company's lobbying position left no real question as to the focus of the proposal on that position. The proposal stated:

> CEO Jim Rogers has engaged in a high-profile lobbying effort to promote global warming-related cap-and-trade legislation by testifying in Congress, conducting media interviews, speaking at policy forums and appearing in a TV advertising campaign.
>
> Duke Energy's global warming policy has interfered with the Company's relationship with trade associations. The Company ended its membership in the National Association of Manufacturers and the American Coalition for Clean Coal Electricity in part over policy differences on global warming.
>
> Rogers' campaign for cap-and-trade collapsed in 2010 when the Senate failed to pass the legislation and Republican control o f the U.S. House of Representatives in January 2011 greatly reduces the likelihood that cap-and-trade legislation will be adopted.
>
> The White House attempt to regulate greenhouse gases by the Environmental Protection Agency (EPA) is uncertain because in 2011 the House passed the Energy Tax Prevention Act to prevent the agency's action.
>
> In the wake of the failure of cap-and-trade to become law, Rogers appears to be aligning Duke Energy's political fortunes with the Democrat Party. Rogers is serving as a co-chair of the host committee for the 2012 Democratic National Convention and Duke Energy has offered a $10 million line of credit for the convention as well as providing office space for political operatives as an in-kind contribution. The line of credit guarantee puts shareholders at risk.
>
> Disclosure of the Company's global warming-related activities will provide the transparency shareholders need to evaluate these public policy activities.

In contrast, when lobbying positions or legislation have been referenced as examples briefly in proposals's whereas clauses or supporting statements, the Staff has declined to find that the proposals are excludable under Rule 14a-8(i)(7). For example, in *The Procter & Gamble Co.* (August 6, 2014) the proposal, seeking analysis of congruency of contributions with company policies made specific references to political contributions supporting politicians voting against company interests:

> P&G publicizes its company goals of "long-term environmental sustainability vision primarily focused on renewable materials, waste reduction, renewable energy, and packaging reduction," yet in 2013-2014, the Proponent found that out of contributions to candidates, the P&G Good Government Fund (P&G GGF) designated 39% profits contributions to those voting to deregulate greenhouse gasses and/or against the American Clean Energy and Security Act of 2009;

> P&G has a firm nondiscrimination policy stating that "we do not discriminate against individuals on the basis of... sexual orientation, gender identity and expression," yet in 2013-2014, the Proponent found that P&G GGF designated almost 40% profits contributions to candidates voting against the repeal of Don't Ask/Don't Tell, against hate crimes legislation, and/or for the Marriage Protection Amendment which would eliminate equal marriage rights nationally;

The company had argued that these references were sufficient to cause the proposal to be excludable as directing the company's lobbying position. However, the staff declined to find the proposal excludable. The level of discussion of these examples in that proposal is consistent with the current proposal, which contains even less verbiage that the Company is targeting.

The Company also argues that the Proposal micromanages, however, proposals containing the same level of detail in their requests for disclosure of lobbying expenditures have been found to not entail micromanagement. The Company Letter itself references, by way of contrast to the current proposal on the above issue of lobbying-focus several proposals on lobbying disclosure similar in detail to the present proposal which were found not to entail micromanagement. *Raytheon Company* (March 29, 2011), *Devon Energy Corp.* (March 27, 2012, *International Business Machines Corporat*ion (January 24, 2011). In light of the prior Staff decisions, the current proposal clearly does not attempt to micromanage the Company and is not excludable on that basis.

Therefore, we urge the Staff to find that this proposal is not excludable pursuant to Rule 14a-8(i)(7), and urge the Staff to inform the Company that the SEC proxy rules require denial of the no-action request.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc: Lucas F. Torres

Exhibit A
Text of the Proposal

WHEREAS:
As stockholders, we encourage transparency and accountability in the use of corporate funds to support political campaigns or for lobbying. In response to a shareholder proposal filed in 2007, FirstEnergy agreed to report annually on its political campaign contributions. However, as of the date this proposal was filed in November 2013, FirstEnergy has not disclosed any record of its political spending to shareholders since this inaugural report of 2009 political contributions.

From federal disclosures, it is known that FirstEnergy has spent approximately $8.5 million on direct federal lobbying activities since 2010 (Senate reports). These figures do not include lobbying to influence legislation in states, or payments to tax-exempt organizations that write and endorse model legislation. FirstEnergy does not compile and disclose these expenditures, meaning that shareholders are missing key information needed to assess our company's efforts to influence public policy.

Lobbying expenditures can undermine our company's reputation with consumers and the public. In 2012, FirstEnergy faced significant public criticism for attempting to amend Ohio state energy efficiency regulations during the lame duck General Assembly session, without public hearings.[2] FirstEnergy also lobbied against proposals to limit industrial pollutants that threaten public health; FirstEnergy power plants are ranked among the top 10 most polluting in the nation.

Shareholders are concerned that the company's social license to operate may be at risk if the company continues to lobby against interests of consumers and the public. Additional disclosure is needed for shareholders to assess whether lobbying expenditures are in the best interests of stockholders and long-term value.

Resolved, the stockholders of FirstEnergy request that the Board authorize the preparation of a report, at reasonable expense, excluding proprietary information and updated annually, disclosing lobbying expenditures:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
5. Payments by FirstEnergy used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
6. FirstEnergy's membership in and payments to any tax-exempt organization that writes or endorses model legislation.
7. Description of the decision making process and oversight by management and the Board for making payments described in section 2 above

---

[2] http://www.cleveland.com/business/index.ssf/2012/11/firstenergy_wants_to_cap_ohio.html#incart_river

For purposes of this proposal, a "grassroots lobbying communication" is directed to the general public and (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient to take action with respect to the legislation or regulation. "Indirect lobbying" is engaged in by a trade association or other organization of which FirstEnergy is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at local, state or federal levels. The report should be presented to relevant committees of the Board and posted on the company's website.

／# SANFORD J. LEWIS, ATTORNEY

February 5, 2015

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to FirstEnergy Corp.
Disclosure of Lobbying Expenditures
Submitted by Green Century Capital Management, Inc.

Ladies and Gentlemen:
Green Century Capital Management, Inc. (the "Proponent") is the beneficial owner of common stock of FirstEnergy Corp. (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponent to respond to the letter received January 7, 2015, sent to the Securities and Exchange Commission Staff (the "Staff") by Lucas F. Torres of Akin Gump Strauss Hauer & Feld LLP on behalf of the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2015 proxy statement by virtue of Rule 14a-8(i)(7).

Pursuant to Staff Legal Bulletin 14D, a copy of this letter is being e-mailed concurrently to Lucas F. Torres.

SUMMARY

In its resolve clause and supporting statement, the Proposal states:

Resolved, the stockholders of FirstEnergy request that the Board authorize the preparation of a report, at reasonable expense, excluding proprietary information and updated annually, disclosing lobbying expenditures:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by FirstEnergy used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. FirstEnergy's membership in and payments to any tax-exempt organization that writes or endorses model legislation.
4. Description of the decision making process and oversight by management and the Board for making payments described in Section 2, above.

For purposes of this proposal, a "grassroots lobbying communication" is directed to the general public and (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient to take action with respect to the

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@gmail.com
413 549-7333 ph. • 781 207-7895 fax

> legislation or regulation. "Indirect lobbying" is engaged in by a trade association or other organization of which FirstEnergy is a member.
>
> Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at local, state or federal levels. The report should be presented to relevant committees of the Board and posted on the company's website.

The Company asserts that the Proposal impermissibly attempts to influence specific company lobbying positions because it touches upon specific legislation in the whereas clauses. In the midst of addressing various issues, one paragraph of the whereas clauses states:

> In 2012, FirstEnergy faced significant public criticism for attempting to amend Ohio state energy efficiency regulations during the lame duck General Assembly session, without public hearings.[1] FirstEnergy also lobbied against proposals to limit industrial pollutants that threaten public health; FirstEnergy power plants are ranked among the top 10 most polluting in the nation.

The Company cites prior Staff decisions such as *Bristol-Myers Squibb Company* (January 29, 2013) and *PepsiCo, Inc.* (March 3, 2011) in which the Staff allowed the exclusion of shareholder proposals where the proposals' whereas clauses or supporting statements focused extensively on *specific legislation* that related closely to the ordinary business of the company. The precedents cited each included a substantial discourse on the lobbying position that the proponent disagreed with. In contrast, the current proposal makes brief mention of issues on which the Company faced significant public criticism. Prior staff decisions have made it clear that a proposal seeking an overall disclosure policy on political contributions or lobbying expenditures can include appropriate examples of the kinds of issues that can be addressed by disclosure.

The Company also claims that the Proposal is excludable as micromanagement, despite numerous precedents cited by the Company in which the same resolved clause was found to not be excludable as micromanagement.

Accordingly, the Proposal is not excludable under Rule 14a-8(i)(7).

ANALYSIS

The Proposal does not implicitly seek to require the Company to take specific lobbying positions.

The core argument of the Company's no action request is that the Proposal attempts to direct the Company's lobbying positions on specific legislation due to its brief mention of specific issues.

There is no question that as a general matter, proposals on disclosure of lobbying expenditures

[1] http://www.cleveland.com/business/index.ssf/2012/11/firstenergy_wants_to_cap_ohio.html#incart_river

are not excludable as ordinary business under Rule 14a-8(i)(7). The question raised by the Company is whether the proposal has crossed a prohibited line, implicitly directing the Company's lobbying position by mentioning two specific examples of prior lobbying issues raised by the Company's activities. Staff decisions have made it clear that providing examples of lobbying or political contribution controversies is appropriate and not excludable in proposals requesting lobbying or political contribution reports. However, where proposals' background statements have had a heavy handed focus on a company's position on legislation, then the proposals have been found excludable.

Examination of prior Staff decisions cited by the Company where legislative or lobbying positions were implicitly being directed shows that the proposals in question targeted company positions in much more detail and length than the references in the current Proposal. In *Bristol-Myers Squibb Company* (January 29, 2013) the whereas clauses of the proposal made extensive mention of the Company's lobbying position on the Affordable Care Act:

> The Company is a member of the Pharmaceutical Research and Manufacturers of America Association (PhRMA). PhRMA dedicated $150 million to conduct an advertising campaign that contributed, in large part, to the passage of the Patient Protection and Affordable Care Act (PPACA), commonly known as "ObamaCare." PPACA increases the federal government's involvement in sales of health care services and products, including Company products.
>
> The Company played a major role in passing PPACA. The *Wall Street Journal* has described PhRMA's active participation in that legislation as "a story of crony capitalism" and adds that, it is "clear that ObamaCare might never have passed without the drug companies." They also note that PhRMA's $150 million ad campaign was "coordinated with the White House political shop."
>
> PPACA will affect Bristol-Myers Squibb. The law includes a $2.3 million annual tax on the pharmaceutical industry that will be assessed on companies based on its share of sales.
>
> PPACA is controversial. Support of controversial public policy positions may adversely affect Bristol-Myers Squibb's reputation.
>
> A public opinion poll of another prominent PhRMA member that was conducted by the National Center for Public Policy Research and FreedomWorks found that the company's public policy advocacy harmed the company's reputation. For example, the company's favorability among conservatives fell from 69 percent to 19 percent and from 60 percent to 8 percent among Tea Party activists after they were informed of the company's lobbying for progressive legislation that included PPACA.
>
> Furthermore, the American people oppose PPACA. An October 2012 Rasmussen Reports poll indicated that 54 percent of Americans want the law repealed.
>
> Bristol-Myers Squibb's current lobbying disclosures are inadequate and even misleading. The Company website states, "[w]e work closely with the Pharmaceutical Researchers

and Manufacturers of America {PhRMA) to achieve broader patient access to safe and effective medicines through a free market." However, PPACA increases the federal government's role in the health care system and stifles competition. The Company's lobbying position in favor of PPACA directly conflicts with the Company's stated policy position.

Bristol-Myers Squibb allocates significant resources to public policy advocacy. Shareholders have a right to know the policies that dictates the Company's public policy positions and the legislative and regulatory outcomes of its lobbying activities.

Similarly, in *PepsiCo, Inc.* (March 3, 2011) the proposal included an extensive discourse on the company's climate lobbying activities

Statement of Support: PepsiCo is a member of the U.S. Climate Action Partnership (USCAP). a coalition of corporations and environmental groups that lobbies for Cap & Trade legislation.

As the 2010 elections demonstrated, Cap & Trade is overwhelmingly opposed by the American people. In West Virginia, successful Democratic Senate candidate Joe Manchin ran a TV ad in which he picked up a rifle and used a copy of the Cap & Trade bill for target practice.

John Deere, Caterpillar, BP and ConocoPhillips have withdrawn from USCAP. PepsiCo should do the same. We must also ask how PepsiCo became associated with such a bad idea.

According to the Heritage Foundation, the House-passed Waxman·Markey Cap & Trade bill would have destroyed over 1.1 million jobs, hiked electricity rates 90 percent, and reduced the U.S. gross domestic product by nearly $10 trillion over the next 25 years. President Obama himself has stated that under Cap & Trade "electricity rates would necessarily skyrocket."

In November, CEO lodra Nooyi traveled to India with Obama and stated in interviews that he is "pro~business."

Nooyi has justified PepsiCo's support for Cap & Trade and a host of other "green" initiatives by claiming that they create new industries and jobs. Yes, they do create jobs that otherwise would not exist, but they destroy even more jobs because of the negative effects of taxation and regulation. This has been the experience in Europe where subsidies and mandates for wind and solar power are more extensive than the United States.

Absent a system of reporting, shareholders will be unable to evaluate whether PepsiCo's lobbying priorities reflect the interests of the Company, or the personal political and ideological preferences of its executives.

In *Duke Energy* (February 24, 2012) the background information in the proposal included an extensive discourse on the company's lobbying positions on greenhouse gases and climate change. The extent of focus on the Company's lobbying position left no real question as to the focus of the proposal on that position. The proposal stated:

> CEO Jim Rogers has engaged in a high-profile lobbying effort to promote global warming-related cap-and-trade legislation by testifying in Congress, conducting media interviews, speaking at policy forums and appearing in a TV advertising campaign.
>
> Duke Energy's global warming policy has interfered with the Company's relationship with trade associations. The Company ended its membership in the National Association of Manufacturers and the American Coalition for Clean Coal Electricity in part over policy differences on global warming.
>
> Rogers' campaign for cap-and-trade collapsed in 2010 when the Senate failed to pass the legislation and Republican control o f the U.S. House of Representatives in January 2011 greatly reduces the likelihood that cap-and-trade legislation will be adopted.
>
> The White House attempt to regulate greenhouse gases by the Environmental Protection Agency (EPA) is uncertain because in 2011 the House passed the Energy Tax Prevention Act to prevent the agency's action.
>
> In the wake of the failure of cap-and-trade to become law, Rogers appears to be aligning Duke Energy's political fortunes with the Democrat Party. Rogers is serving as a co-chair of the host committee for the 2012 Democratic National Convention and Duke Energy has offered a $10 million line of credit for the convention as well as providing office space for political operatives as an in-kind contribution. The line of credit guarantee puts shareholders at risk.
>
> Disclosure of the Company's global warming-related activities will provide the transparency shareholders need to evaluate these public policy activities.

In contrast, when lobbying positions or legislation have been referenced as examples briefly in proposals's whereas clauses or supporting statements, the Staff has declined to find that the proposals are excludable under Rule 14a-8(i)(7). For example, in *The Procter & Gamble Co.* (August 6, 2014) the proposal, seeking analysis of congruency of contributions with company policies made specific references to political contributions supporting politicians voting against company interests:

> P&G publicizes its company goals of "long-term environmental sustainability vision primarily focused on renewable materials, waste reduction, renewable energy, and packaging reduction," yet in 2013-2014, the Proponent found that out of contributions to candidates, the P&G Good Government Fund (P&G GGF) designated 39% profits contributions to those voting to deregulate greenhouse gasses and/or against the American Clean Energy and Security Act of 2009;

> P&G has a firm nondiscrimination policy stating that "we do not discriminate against individuals on the basis of... sexual orientation, gender identity and expression," yet in 2013-2014, the Proponent found that P&G GGF designated almost 40% profits contributions to candidates voting against the repeal of Don't Ask/Don't Tell, against hate crimes legislation, and/or for the Marriage Protection Amendment which would eliminate equal marriage rights nationally;

The company had argued that these references were sufficient to cause the proposal to be excludable as directing the company's lobbying position. However, the staff declined to find the proposal excludable. The level of discussion of these examples in that proposal is consistent with the current proposal, which contains even less verbiage that the Company is targeting.

The Company also argues that the Proposal micromanages, however, proposals containing the same level of detail in their requests for disclosure of lobbying expenditures have been found to not entail micromanagement. The Company Letter itself references, by way of contrast to the current proposal on the above issue of lobbying-focus several proposals on lobbying disclosure similar in detail to the present proposal which were found not to entail micromanagement. *Raytheon Company* (March 29, 2011), *Devon Energy Corp.* (March 27, 2012, *International Business Machines Corpora*tion (January 24, 2011). In light of the prior Staff decisions, the current proposal clearly does not attempt to micromanage the Company and is not excludable on that basis.

Therefore, we urge the Staff to find that this proposal is not excludable pursuant to Rule 14a-8(i)(7), and urge the Staff to inform the Company that the SEC proxy rules require denial of the no-action request.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc: Lucas F. Torres

Exhibit A
Text of the Proposal

WHEREAS:
As stockholders, we encourage transparency and accountability in the use of corporate funds to support political campaigns or for lobbying. In response to a shareholder proposal filed in 2007, FirstEnergy agreed to report annually on its political campaign contributions. However, as of the date this proposal was filed in November 2013, FirstEnergy has not disclosed any record of its political spending to shareholders since this inaugural report of 2009 political contributions.

From federal disclosures, it is known that FirstEnergy has spent approximately $8.5 million on direct federal lobbying activities since 2010 (Senate reports). These figures do not include lobbying to influence legislation in states, or payments to tax-exempt organizations that write and endorse model legislation. FirstEnergy does not compile and disclose these expenditures, meaning that shareholders are missing key information needed to assess our company's efforts to influence public policy.

Lobbying expenditures can undermine our company's reputation with consumers and the public. In 2012, FirstEnergy faced significant public criticism for attempting to amend Ohio state energy efficiency regulations during the lame duck General Assembly session, without public hearings.[2] FirstEnergy also lobbied against proposals to limit industrial pollutants that threaten public health; FirstEnergy power plants are ranked among the top 10 most polluting in the nation.

Shareholders are concerned that the company's social license to operate may be at risk if the company continues to lobby against interests of consumers and the public. Additional disclosure is needed for shareholders to assess whether lobbying expenditures are in the best interests of stockholders and long-term value.

Resolved, the stockholders of FirstEnergy request that the Board authorize the preparation of a report, at reasonable expense, excluding proprietary information and updated annually, disclosing lobbying expenditures:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
5. Payments by FirstEnergy used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
6. FirstEnergy's membership in and payments to any tax-exempt organization that writes or endorses model legislation.
7. Description of the decision making process and oversight by management and the Board for making payments described in section 2 above

[2] http://www.cleveland.com/business/index.ssf/2012/11/firstenergy_wants_to_cap_ohio.html#incart_river

For purposes of this proposal, a "grassroots lobbying communication" is directed to the general public and (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient to take action with respect to the legislation or regulation. "Indirect lobbying" is engaged in by a trade association or other organization of which FirstEnergy is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at local, state or federal levels. The report should be presented to relevant committees of the Board and posted on the company's website.

Akin Gump
STRAUSS HAUER & FELD LLP

LUCAS F. TORRES
212.872.1016/212.872.1002
ltorres@akingump.com

January 7, 2015

VIA E-MAIL
shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: FirstEnergy Corp. – Shareholder Proposal Submitted by Green Century Capital Management, Inc.

Ladies and Gentlemen:

We are writing this letter on behalf of FirstEnergy Corp., an Ohio corporation ("***FirstEnergy***" or the "***Company***"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), to notify the staff of the Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") of the Company's intent to exclude from its proxy materials for its 2015 Annual Meeting of Shareholders (the "***2015 Annual Meeting***" and such materials, the "***2015 Proxy Materials***") a shareholder proposal and supporting statement. Green Century Capital Management, Inc. (the "***Proponent***") has submitted the applicable proposal and the supporting statement (collectively, the "***Proposal***").

FirstEnergy intends to file the 2015 Proxy Materials with the Commission more than 80 days after the date of this letter. In accordance with the guidance found in Staff Legal Bulletin 14D (November 7, 2008) and Rule 14a-8(j), we have filed this letter via electronic submission with the Commission. A copy of this letter and its exhibit are being sent via e-mail and Federal Express to the Proponent in order to notify the Proponent on behalf of FirstEnergy of its intention to omit the Proposal from its 2015 Proxy Materials. A copy of the Proposal and certain supporting information sent by the Proponent to FirstEnergy and related correspondence is attached to this letter as Exhibit A.

Rule 14a-8(k) provides that proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if it elects to submit additional correspondence to the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of FirstEnergy pursuant to Rule 14a-8(k).

SUMMARY

We respectfully request that the Staff concur in the Company's view that the Proposal may be properly excluded from FirstEnergy's 2015 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations.

THE PROPOSAL

The proposal states:

"Resolved, the stockholders of FirstEnergy request that the Board authorize the preparation of a report, at reasonable expense, excluding proprietary information and updated annually, disclosing lobbying expenditures:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by FirstEnergy used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. FirstEnergy's membership in and payments to any tax-exempt organization that writes or endorses model legislation.
4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 above."

The Proposal's supporting statement explains the Proponent's motivation for submitting the Proposal. It is important to note that while the proposal addresses the Company's lobbying activities, policies and procedures in a general way, the supporting statement focuses on the Company's specific lobbying activities with regard to energy efficiency and limitations on industrial pollutants. The Proponent in the supporting statement argues that the additional disclosure called for by the Proposal is needed because the Company's "social license to operate may be at risk" due to the Company's specific lobbying activities, which the Proponent claims are "against interests of consumers and the public."

ANALYSIS

The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations.

A. Background

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." In the Commission's release accompanying the 1998 amendments to Rule 14a-8, the Commission stated that the general underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "***1998 Release***"). The Commission in the 1998 Release identified two central considerations that underlie this policy. The first was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (November 22, 1976)). By focusing on specific lobbying activities of the Company that relate to the most basic aspects of the Company's ordinary business operations, the Proposal both intrudes on matters that are fundamental to management's ability to run the Company on a day-to-day basis and seeks to micro-manage the Company by shifting to shareholders complex decisions on particular legislative and public policy matters that should more properly be left to management and the Company's Board of Directors.

In considering whether Rule 14a-8(i)(7) is a proper basis for excluding a proposal, the Staff evaluates the proposal and the supporting statement as a whole to determine if the proposal deals with a matter relating to a company's ordinary business operations. *See, e.g.*, Staff Legal Bulletin No. 14C, part D.2. (June 28, 2005) ("In determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole."). Applying this approach, the Staff has determined that proposals are excludable under Rule 14a-8(i)(7) when the content of the supporting statement demonstrates that the proposal implicates matters relating to the company's ordinary business operations even though the proposal read in isolation would appear not to implicate such matters. *See, e.g., Bristol-Myers Squibb Company* (January 29, 2013) (stating that the proposal and supporting statement, when read together, focus primarily on Bristol-Myers Squibb's specific lobbying activities that relate to the operation of Bristol-Myers Squibb's business and not on Bristol-Myers Squibb's general political activities); *PepsiCo, Inc.* (March 3, 2011) (stating that the proposal and supporting statement, when read together, focus primarily on PepsiCo's specific lobbying activities that relate to the operation of PepsiCo's business and not on PepsiCo's general political activities); *Corrections Corporation of America* (March 15, 2006) (noting that although the proposal mentions executive compensation, the thrust and focus of the proposal is other matters, including the ordinary business matter of general compensation); and *General Electric Co.* (January 10, 2005) (noting that although the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of the nature, presentation and content of programming and film production).

B. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Relates To The Company's Involvement In Specific Public Policy Initiatives Regarding Matters Fundamental To Running The Company's Business And Seeks To Impermissibly Micro-Manage The Company

The Proposal implicates exactly the type of day-to-day business operations the 1998 Release indicated are both impractical and too complex to subject to shareholder oversight. The 1998 Release states that the term "ordinary business" refers to matters that "are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." The Company is in the business of the generation, distribution and transmission of electric energy. The Company often finds it necessary or advisable to participate in the political process, especially regarding those legislative initiatives or public policy debates that may have a direct impact on its core business. Legislative and regulatory initiatives regarding energy efficiency and limitations on industrial pollutants, which are the Proposal's specific focus as the supporting statement makes clear, have a significant impact on the Company's primary business by, among other things, potentially requiring the Company to make major technological investments and capital expenditures or requiring the Company to significantly alter its day-to-day use of the various energy resources it uses for the generation, distribution and transmission of electric energy. The Company invests substantial time and resources into ensuring its compliance with existing laws and regulations and takes positions on legislative and regulatory matters that management believes are in line with the Company's best interests and will enhance shareholder value. Decisions on how and whether to lobby on behalf of particular legislative or regulatory initiatives, such as those regarding energy efficiency and limitations on industrial pollutants, are complex judgments involving a multitude of considerations. The Company's management and Board of Directors, not its shareholders, are best positioned to make such judgments.

In recent no-action letters, the Staff has agreed that a proposal is excludable pursuant to Rule 14a-8(i)(7) where the proposal focuses on a company's lobbying or other involvement in the political or legislative process regarding specific issues relating to the company's ordinary business. In *Bristol-Myers Squibb Company* (January 29, 2013), the Staff concurred in the exclusion of a proposal calling for the company to prepare a report on the company's lobbying activities, policies and procedures. Although the proposal in that case concerned the company's lobbying efforts in general, the supporting statement for the proposal focused primarily on the company's involvement with lobbying for the passage of the Patient Protection and Affordable Care Act (the "***Affordable Care Act***"), legislation that would significantly impact the company's core pharmaceutical sales business. The company argued and the Staff agreed that the proposal and supporting statement, when read together, focused primarily on the company's specific lobbying activities that relate to the operation of the company's business and not on the company's general political activities.

Likewise, in *PepsiCo, Inc.* (March 3, 2011), the Staff granted relief pursuant to Rule 14a-8(i)(7) where the proposal addressed the company's lobbying activities in a general way, but the supporting statement focused on the company's specific lobbying activities regarding Cap and Trade climate change legislation and the company's membership in the U.S. Climate Action Partnership. The Staff concurred in the exclusion of the proposal because the proposal and supporting statement, when read together, focused primarily on PepsiCo's specific lobbying activities that relate to the operation of PepsiCo's business, and not on PepsiCo's general political activities.

Similarly, in *Duke Energy Corporation* (February 24, 2012), the Staff agreed with the exclusion of a proposal requesting a report on another electric power holding company's lobbying activities because the proposal and supporting statement focused primarily on the company's lobbying activities regarding the issue of global warming. The company argued that the global warming-related legislative and regulatory initiatives focused on by the proposal and supporting statement "relate to the most basic aspects of the [c]ompany's ordinary business operations such as the means by which the [c]ompany generates power for its customers." The Staff concurred with the company's argument that the proposal could be excluded because the proposal and supporting statement, when read together, focused primarily on the company's specific lobbying activities that relate to the operation of the company's business and not on the company's general political activities.

Like the proposals submitted to Bristol-Myers Squibb Company, PepsiCo, Inc. and Duke Energy Corporation discussed above, the Proposal should be excludable pursuant to Rule 14a-8(i)(7) because the proposal and supporting statement, when read together, focus primarily on FirstEnergy's lobbying activities regarding energy efficiency and limitations on industrial pollutants, which are issues that relate to fundamental aspects of the operation of FirstEnergy's business, and not on FirstEnergy's general political activities.

In addition, in *Bristol-Myers Squibb Company* (February 17, 2009), the Staff concurred with the exclusion pursuant to Rule 14a-8(i)(7) of a proposal seeking disclosure regarding Bristol-Myers Squibb's lobbying activities and expenses because the lobbying activities cited in the proposal concerned the company's products. The proposal in question had sought a report describing the company's lobbying activities and expenses relating to the Medicare Part D Prescription Drug Program ("***Medicare Part D***"), together with a description of the lobbying activities and expenses of any entity supported by the company, during the 110th Congress. The company noted that the proposal specifically focused on lobbying regarding Medicare Part D, a federal program that affects the sale, distribution and pricing of many of the company's pharmaceutical and prescription drug products. The company successfully argued that because Medicare Part D is directly related to the company's products, any lobbying activities related to Medicare Part D are ordinary business matters. *See also Philip Morris Companies, Inc.* (January 3, 1996) (concurring with exclusion of the proposal pursuant to the predecessor of Rule 14a-8(i)(7) because the proposal was directed at lobbying activities concerning the company's products); and *General Motors Corp.* (March 17, 1993) (Same).

Similar to the precedents cited in the preceding paragraphs, the Proposal is directed at specific lobbying activities of the Company. The Company's lobbying activities related to legislative and regulatory initiatives regarding energy efficiency and limitations on industrial pollutants are directly related to the Company's energy products and services. Injecting shareholders' judgment into these activities would subject the Company to micro-management. The Proposal should therefore be excludable pursuant to Rule 14a-8(i)(7) as dealing with matters relating to the Company's ordinary business operations.

Although the Staff has denied relief pursuant to Rule 14a-8(i)(7) for several recent no-action requests regarding lobbying proposals, the Proposal is distinguishable from the proposals and supporting statements at issue in those precedents. For example, in *Raytheon Company* (March 29, 2011), neither the proposal nor the supporting statement focused on specific lobbying efforts of the company but rather concentrated on the company's lobbying efforts in a general way. The Staff concluded that relief should be denied because the proposal focused primarily on Raytheon's general political activities and did not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. *See also Devon Energy Corporation* (March 27, 2012); and *International Business Machines Corporation* (January 24, 2011). In contrast, as noted above, the Proposal focuses on specific lobbying efforts of FirstEnergy – regarding energy efficiency and limitations on industrial pollutants – that could significantly impact the core of FirstEnergy's business and are related to FirstEnergy's energy products and services.

The Proposal also seeks to impermissibly micro-manage the Company by calling for a burdensome report. Due to the nature of the Company's business, preparation of reports beyond what is already produced would be an onerous task, requiring detailed analysis of the day-to-day management policies, processes and decisions necessary for the operation of one of the largest diversified energy companies in the United States. Undertaking to prepare a report at the level of detail requested by the Proposal would necessarily divert important resources from alternate uses that the Company's Board of Directors and management deem to be in the best interests of the Company and its shareholders. This is the type of micro-management by shareholders that the Commission sought to enjoin in the 1998 Release.

For the reasons stated and based on the precedents cited above, it is our belief that the Proposal should be excludable pursuant to Rule 14a-8(i)(7) because it interferes with matters that are fundamental to management's ability to run the Company on a day-to-day basis and seeks to micro-manage the Company by not only shifting to shareholders complex decisions on particular legislative and public policy matters that should more properly be left to management and the Company's Board of Directors, but also burdening management with onerous reporting obligations with respect to its related day-to-day efforts in these specific areas.

C. Regardless Of Whether The Proposal Involves A Significant Policy Issue, The Proposal Is Excludable As Relating To Ordinary Business Matters

The precedents set forth above support our conclusion that the Proposal addresses ordinary business matters and therefore is excludable pursuant to Rule 14a-8(i)(7). Consistent with the guidance in the 1998 Release, the Staff has consistently concurred that a proposal may be excluded in its entirety when it addresses ordinary business matters, even if it also touches upon a significant social policy issue. In *Bristol-Myers Squibb Company* (January 29, 2013), the proponent argued that no-action relief should be denied because the proposal focused on lobbying regarding the Affordable Care Act. The Affordable Care Act, the proponent argued, was "one of the watershed moments in American legislative history" and therefore the proposal should not be allowed to be excluded because it focused on a significant social policy issue. As noted above, the Staff determined that the proposal was excludable pursuant to Rule 14a-8(i)(7) because the specific lobbying activities that were the focus of the proposal related to the operation of the company's business.

In addition, in *Bristol-Myers Squibb Company* (February 17, 2009), the proponent argued that the proposal should not be excludable pursuant to Rule 14a-8(i)(7) because it addressed the federal regulation of prescription drug prices in the Medicare program, which the proponent claimed was a significant social policy issue. The Staff, as noted above, concluded that the proposal could be excludable pursuant to Rule 14a-8(i)(7) because it related to lobbying activities concerning Bristol-Myers Squibb's products and thus related to the company's ordinary business operations.

Furthermore, in *Dominion Resources, Inc.* (February 3, 2011), the Staff concurred in the exclusion of a proposal requesting that an electric power company initiate a financing program for rooftop solar or wind power renewable generation for home and small business owners, which the proponent claimed would help Dominion achieve the important goal of stewardship of the environment, noting that the proposal related to "the products and services offered for sale by the company." As mentioned above, in *Duke Energy Corporation* (February 24, 2012), the fact that the proposal generally touched on the significant social policy issue of global warming did not prevent the Staff from concurring that it should be excludable for focusing primarily on specific lobbying activities that relate to the operation of that company's business. In addition, in *Marriott International, Inc.* (March 17, 2010), the Staff concurred in the exclusion of a proposal that required Marriott International to install certain low-flow showerheads in its hotels because although the proposal "rais[ed] concerns with global warming," it sought to "micromanage the company to such a degree that exclusion of the proposal is appropriate."

Even if the Staff were to conclude that certain issues invoked by the proposal, such as environmental stewardship and political spending, are significant social policy issues, the Proposal also relates to the Company's ordinary business operations as demonstrated above. Thus, under the precedents discussed above, the Proposal is excludable under Rule 14a-8(i)(7) regardless of whether the Proposal also touches upon a policy issue.

CONCLUSION

For the reasons stated above and in accordance with Rule 14a-8(i)(7), the Company requests confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, the Company excludes the Proposal from FirstEnergy's 2015 Proxy Materials. If the Staff disagrees with FirstEnergy's conclusion to omit the Proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position.

If you have any questions or desire additional information, please call the undersigned at (212) 872-1016.

Sincerely yours,



Lucas F. Torres

Enclosure

CC: Gina K. Gunning (FirstEnergy)
Daniel M. Dunlap (FirstEnergy)

EXHIBIT A



GREEN CENTURY FUNDS

October 13, 2014

Rhonda S. Ferguson
Vice President and Corporate Secretary
FirstEnergy Corporation
76 South Main Street, Akron, OH 44308-1890

Dear Ms. Ferguson,

Green Century Capital Management is filing the enclosed shareholder resolution for inclusion in FirstEnergy Corporation's (FirstEnergy or 'the company') proxy statement pursuant to Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Green Century Capital Management is the beneficial owner of at least $2,000 worth of FirstEnergy stock. We have held the requisite number of shares for over one year, and will continue to hold sufficient shares in the Company through the date of the annual shareholders' meeting. Verification of ownership is available upon request.

Green Century Capital Management (Green Century) is a financial advisory firm that believes companies that attend to and manage environmental risks may enjoy competitive advantages. Political spending and corporate money in politics is a highly contentious issue, and may expose companies to significant business risks. As investors, we seek to understand and minimize business risk companies may face over their role in the public policy arena. We do so by encouraging transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly.

Corporate lobbying exposes our company to risks that could affect the company's stated goals, objectives, and ultimately stockholder value. FirstEnergy has faced criticism from consumers and environmental organizations for lobbying against public health, and energy efficiency regulations. For example, in 2012, FirstEnergy faced significant public criticism for attempting to amend Ohio state energy efficiency regulations during the lame duck General Assembly session, without public hearings[1]. FirstEnergy has also lobbied against proposals that would limit industrial pollutants that threaten public health. Shareholders are concerned that the company's social license to operate may be at risk if the company continues to lobby against the interests of its consumers and the public.

We are writing out of concern that FirstEnergy does not disclose the company's expenditures on lobbying, or political campaigns, making it difficult for shareholders to assess any risks that may be associated with FirstEnergy's efforts to influence public policy. FirstEnergy received a concerning low

---

[1] http://www.cleveland.com/business/index.ssf/2012/11/firstenergy_wants_to_cap_ohio.html#incart_river

transparency and accountability rating of 25.7% in the 2013 CPA-Zicklin index, which ranks companies within the S&P 100 on 25 indicators related to political spending disclosure, policies, compliance, and oversight. This is down from 33% in the 2012 ranking. In response to a shareholder proposal filed in 2007, FirstEnergy agreed to report annually on its political contributions (see attached) but has not updated its records since its inaugural report in 2009.

It is our preference to resolve our concerns through dialogue rather than the formal resolution process. Therefore, we look forward to a meaningful dialogue with top management on this issue. If you would like to discuss this proposal, please contact Lucia von Reusner at 617-482-0800 or lvonreusner@greencentury.com.

Sincerely,



Leslie Samuelrich
President
Green Century Capital Management, Inc.

WHEREAS:

As stockholders, we encourage transparency and accountability in the use of corporate funds to support political campaigns or for lobbying. In response to a shareholder proposal filed in 2007, FirstEnergy agreed to report annually on its political campaign contributions. However, as of the date this proposal was filed in November 2013, FirstEnergy has not disclosed any record of its political spending to shareholders since this inaugural report of 2009 political contributions.

From federal disclosures, it is known that FirstEnergy has spent approximately $8.5 million on direct federal lobbying activities since 2010 (Senate reports). These figures do not include lobbying to influence legislation in states, or payments to tax-exempt organizations that write and endorse model legislation. FirstEnergy does not compile and disclose these expenditures, meaning that shareholders are missing key information needed to assess our company's efforts to influence public policy.

Lobbying expenditures can undermine our company's reputation with consumers and the public. In 2012, FirstEnergy faced significant public criticism for attempting to amend Ohio state energy efficiency regulations during the lame duck General Assembly session, without public hearings.[1] FirstEnergy also lobbied against proposals to limit industrial pollutants that threaten public health; FirstEnergy power plants are ranked among the top 10 most polluting in the nation.

Shareholders are concerned that the company's social license to operate may be at risk if the company continues to lobby against interests of consumers and the public. Additional disclosure is needed for shareholders to assess whether lobbying expenditures are in the best interests of stockholders and long-term value.

Resolved, the stockholders of FirstEnergy request that the Board authorize the preparation of a report, at reasonable expense, excluding proprietary information and updated annually, disclosing lobbying expenditures:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by FirstEnergy used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. FirstEnergy's membership in and payments to any tax-exempt organization that writes or endorses model legislation.
4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 above

For purposes of this proposal, a "grassroots lobbying communication" is directed to the general public and (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient to take action with respect to the legislation or regulation. "Indirect lobbying" is engaged in by a trade association or other organization of which FirstEnergy is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at local, state or federal levels. The report should be presented to relevant committees of the Board and posted on the company's website.

---

[1] http://www.cleveland.com/business/index.ssf/2012/11/firstenergy_wants_to_cap_ohio.html#incart_river

Jamieson, Sally A

From: Stith, Nadine M.
Sent: Friday, October 24, 2014 3:56 PM
To: lvonreusner@greencentury.com
Cc: Jamieson, Sally A
Subject: FirstEnergy Corp. - 2015 Shareholder Proposal Response
Attachments: Response to Green Century - 10-24-14.pdf

The attached is being sent at the request of Sally Jamieson.
Please direct any questions or comments to her at either sjamieson@firstenergycorp.com or 330-384-4264.
Thank you.

****

Nadine Stith
Executive Assistant, Corporate Dept.
FirstEnergy Corp. – 76 S. Main Street – Akron, OH 44308
Phone: 330-384-5510 / Fax: 330-384-3866
E-mail: nmstith@firstenergycorp.com



76 South Main Street
Akron, Ohio 44308

October 24, 2014[1]

VIA OVERNIGHT MAIL AND E-MAIL (lvonreusner@greencentury.com)

Ms. Leslie Samuelrich
Ms. Lucia von Reusner
Green Century Capital Management, Inc.
114 State Street, Suite 200
Boston, Massachusetts 02109

Dear Ms. Samuelrich and Ms. von Reusner:

I am writing on behalf of FirstEnergy Corp. (the "Company"), which received on October 17, 2014, from Green Century Capital Management, Inc. (the "Proponent" or "you") a shareholder proposal (copy enclosed) related to lobbying expenditures (the "Proposal") for inclusion in the proxy statement for the Company's 2015 Annual Meeting of Stockholders.

The Securities and Exchange Commission's (the "SEC") rules and regulations, including Rule 14a-8 under the Securities Exchange Act of 1934, govern the proxy process and shareholder proposals. For your reference, I am enclosing a copy of Rule 14a-8 with this letter.

The Proposal contains certain eligibility or procedural deficiencies and therefore does not satisfy the requirements of Rule 14a-8. In particular, Rule 14a-8(b) states that "[i]n order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the [C]ompany's securities entitled to be voted on the [P]roposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting." Based on the records of our transfer agent, the Proponent is not a registered holder of shares of the Company's common stock. However, like many shareholders, you may own your shares in "street name" through a Depository Trust Company ("DTC") participant (such as a broker or bank), or affiliate[2] thereof, which is a "record" holder of the Company's common stock, or through one or more other securities intermediaries that are not DTC participants or affiliates thereof.

If that is the case and because the Company has no way of verifying your status on its own, you were required by Rule 14a-8(b) to have provided the Company with proof of your eligibility when you submitted the Proposal.

[1] Must be within 14 calendar days of the Company's receipt of the Proposal.
[2] According to the SEC staff, an entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

To remedy this deficiency, you must provide sufficient proof of your ownership of the requisite number of Company shares for the one-year period preceding and including the date you submitted the Proposal. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the securities (usually a bank or broker) verifying that, on the date you submitted the Proposal, the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including on the date you submitted the Proposal, and a written statement from the Proponent that the Proponent intends to continue to hold the securities through the date of the shareholder meeting currently expected to be held in May 2015; or

- a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, and any subsequent amendments to those documents reporting a change in your ownership level, in each case, filed with the SEC and reflecting the ownership of the shares as of or before the date on which the one-year eligibility period begins and your written statement that the Proponent continuously held the required number of shares for the one-year period as of the date of the statement and that the Proponent intends to continue holding the securities through the date of the shareholder meeting currently expected to be held in May 2015.

For purposes of Rule 14a-8(b)(2)(i), the SEC staff has stated that only DTC participants are viewed as "record" holders of securities that are deposited at DTC. As discussed above, however, the SEC staff has advised that a securities intermediary holding shares through its affiliated DTC participant should also be in a position to verify its customers' ownership of securities. Therefore, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

To the extent that the Proponent holds the subject securities through a securities intermediary that is not a DTC participant or an affiliate of a DTC participant, then in addition to a proof of ownership letter from the securities intermediary, you will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

To assist you in addressing this deficiency notice we direct you to SEC Staff Legal Bulletins (SLB) No. 14F and 14G, which we have enclosed with this letter for your reference.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at FirstEnergy Corp, 76 South Main Street, Akron, OH 44308. Alternately, you may send your response via facsimile to (330) 384-3866 or via electronic mail to sjamieson@firstenergycorp.com.

The Company may exclude the proposal if you do not meet the requirements set forth in the SEC's rules and regulations, including Rule 14a-8. However, if on a timely basis you remedy any deficiencies, we will review the proposal on its merits and take appropriate action.

As discussed in Rule 14a-8, we may still seek to exclude the proposal on substantive grounds, even if you cure any eligibility and procedural defects.

If you have any questions with respect to the foregoing, please feel free to contact me at 330-761-4264.

Very truly yours,

Enclosures



GREEN CENTURY FUNDS

October 13, 2014

Rhonda S. Ferguson
Vice President and Corporate Secretary
FirstEnergy Corporation
76 South Main Street, Akron, OH 44308-1890

Dear Ms. Ferguson,

Green Century Capital Management is filing the enclosed shareholder resolution for inclusion in FirstEnergy Corporation's (FirstEnergy or 'the company') proxy statement pursuant to Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Green Century Capital Management is the beneficial owner of at least $2,000 worth of FirstEnergy stock. We have held the requisite number of shares for over one year, and will continue to hold sufficient shares in the Company through the date of the annual shareholders' meeting. Verification of ownership is available upon request.

Green Century Capital Management (Green Century) is a financial advisory firm that believes companies that attend to and manage environmental risks may enjoy competitive advantages. Political spending and corporate money in politics is a highly contentious issue, and may expose companies to significant business risks. As investors, we seek to understand and minimize business risk companies may face over their role in the public policy arena. We do so by encouraging transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly.

Corporate lobbying exposes our company to risks that could affect the company's stated goals, objectives, and ultimately stockholder value. FirstEnergy has faced criticism from consumers and environmental organizations for lobbying against public health, and energy efficiency regulations. For example, in 2012, FirstEnergy faced significant public criticism for attempting to amend Ohio state energy efficiency regulations during the lame duck General Assembly session, without public hearings[1]. FirstEnergy has also lobbied against proposals that would limit industrial pollutants that threaten public health. Shareholders are concerned that the company's social license to operate may be at risk if the company continues to lobby against the interests of its consumers and the public.

We are writing out of concern that FirstEnergy does not disclose the company's expenditures on lobbying, or political campaigns, making it difficult for shareholders to assess any risks that may be associated with FirstEnergy's efforts to influence public policy. FirstEnergy received a concerning low

---

[1] http://www.cleveland.com/business/index.ssf/2012/11/firstenergy_wants_to_cap_ohio.html#incart_river

GREEN CENTURY CAPITAL MANAGEMENT, INC.
114 STATE STREET, SUITE 200 BOSTON, MA 02109
tel 617-482-0800
www.greencentury.com


PRINTED ON RECYCLED PAPER
WITH SOY-BASED INK

transparency and accountability rating of 25.7% in the 2013 CPA-Zicklin Index, which ranks companies within the S&P 100 on 25 indicators related to political spending disclosure, policies, compliance, and oversight. This is down from 33% in the 2012 ranking. In response to a shareholder proposal filed in 2007, FirstEnergy agreed to report annually on its political contributions (see attached) but has not updated its records since its inaugural report in 2009.

It is our preference to resolve our concerns through dialogue rather than the formal resolution process. Therefore, we look forward to a meaningful dialogue with top management on this issue. If you would like to discuss this proposal, please contact Lucia von Reusner at 617-482-0800 or lvonreusner@greencentury.com.

Sincerely,



Leslie Samuelrich
President
Green Century Capital Management, Inc.

WHEREAS:

As stockholders, we encourage transparency and accountability in the use of corporate funds to support political campaigns or for lobbying. In response to a shareholder proposal filed in 2007, FirstEnergy agreed to report annually on its political campaign contributions. However, as of the date this proposal was filed in November 2013, FirstEnergy has not disclosed any record of its political spending to shareholders since this inaugural report of 2009 political contributions.

From federal disclosures, it is known that FirstEnergy has spent approximately $8.5 million on direct federal lobbying activities since 2010 (Senate reports). These figures do not include lobbying to influence legislation in states, or payments to tax-exempt organizations that write and endorse model legislation. FirstEnergy does not compile and disclose these expenditures, meaning that shareholders are missing key information needed to assess our company's efforts to influence public policy.

Lobbying expenditures can undermine our company's reputation with consumers and the public. In 2012, FirstEnergy faced significant public criticism for attempting to amend Ohio state energy efficiency regulations during the lame duck General Assembly session, without public hearings.[1] FirstEnergy also lobbied against proposals to limit industrial pollutants that threaten public health; FirstEnergy power plants are ranked among the top 10 most polluting in the nation.

Shareholders are concerned that the company's social license to operate may be at risk if the company continues to lobby against interests of consumers and the public. Additional disclosure is needed for shareholders to assess whether lobbying expenditures are in the best interests of stockholders and long-term value.

Resolved, the stockholders of FirstEnergy request that the Board authorize the preparation of a report, at reasonable expense, excluding proprietary information and updated annually, disclosing lobbying expenditures:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by FirstEnergy used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. FirstEnergy's membership in and payments to any tax-exempt organization that writes or endorses model legislation.
4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 above

For purposes of this proposal, a "grassroots lobbying communication" is directed to the general public and (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient to take action with respect to the legislation or regulation. "Indirect lobbying" is engaged in by a trade association or other organization of which FirstEnergy is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at local, state or federal levels. The report should be presented to relevant committees of the Board and posted on the company's website.

---

[1] http://www.cleveland.com/business/index.ssf/2012/11/firstenergy_wants_to_cap_ohio.html#incart_river

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Jamieson, Sally A

From: Lucia von Reusner <LvonReusner@greencentury.com>
Sent: Friday, October 24, 2014 4:44 PM
To: Stith, Nadine M.
Cc: Jamieson, Sally A
Subject: RE: FirstEnergy Corp. - 2015 Shareholder Proposal Response

Hi Nadine,

Thank you. I have requested a proof of ownership and will send it to you next week.

Best,
Lucia

From: Stith, Nadine M. [mailto:nmstith@firstenergycorp.com]
Sent: Friday, October 24, 2014 3:56 PM
To: Lucia von Reusner
Cc: Jamieson, Sally A
Subject: FirstEnergy Corp. - 2015 Shareholder Proposal Response

The attached is being sent at the request of Sally Jamieson.
Please direct any questions or comments to her at either sjamieson@firstenergycorp.com or 330-384-4264.
Thank you.

****

Nadine Stith
Executive Assistant, Corporate Dept.
FirstEnergy Corp. – 76 S. Main Street – Akron, OH 44308
Phone: 330-384-5510 / Fax: 330-384-3866
E-mail: nmstith@firstenergycorp.com

Jamieson, Sally A

From: Lucia von Reusner <LvonReusner@greencentury.com>
Sent: Tuesday, October 28, 2014 4:48 PM
To: Stith, Nadine M.
Cc: Jamieson, Sally A; Kristina Curtis
Subject: RE: FirstEnergy Corp. - 2015 Shareholder Proposal Response
Attachments: FirstEnergy%20Confirmation.pdf

Dear Nadine,

Please let me know if there are any deficiencies in the proof of ownership attached.

Best,
Lucia von Reusner

From: Stith, Nadine M. [nmstith@firstenergycorp.com]
Sent: Friday, October 24, 2014 3:55 PM
To: Lucia von Reusner
Cc: Jamieson, Sally A
Subject: FirstEnergy Corp. - 2015 Shareholder Proposal Response

The attached is being sent at the request of Sally Jamieson.
Please direct any questions or comments to her at either sjamieson@firstenergycorp.com or 330-384-4264.
Thank you.

****

Nadine Stith
Executive Assistant, Corporate Dept.
FirstEnergy Corp. – 76 S. Main Street – Akron, OH 44308
Phone: 330-384-5510 / Fax: 330-384-3866
E-mail: nmstith@firstenergycorp.com


Vanguard

October 28, 2014

P.O. Box 1170
Valley Forge, PA 19482-1170

www.vanguard.com

ATTN: KRISTINA CURTIS
GREEN CENTURY CAPITAL
MANAGEMENT INC
114 STATE ST STE 200
BOSTON, MA 02109-2402

Dear Ms. Curtis:

Thank you for taking the time to contact us.

Please accept this letter as verification that the following Vanguard Brokerage client continuously held 80 shares of FirstEnergy Corp. (FE) in the below-referenced account between October 13, 2013, and October 13, 2014. This stock was held through Vanguard Marketing Corporation, a Depository Trust Company (DTC) participant, in the Vanguard Brokerage Acco*** FISMA & OMB Memorandum M-07-16 ***

Green Century Capital Management Inc.
Corporation Account
*** FISMA & OMB Memorandum M-07-16 ***

Furthermore, please note that this security's value has been in excess of $2,000.00 between the above referenced dates.

If you have any questions, please call Vanguard Brokerage at **800-992-8327**. You can reach us on business days from 8 a.m. to 10 p.m. or on Saturdays from 9 a.m. to 4 p.m., Eastern time.

Sincerely,

Retail Investor Group
Vanguard Brokerage Services

01A

10664346

Jamieson, Sally A

From: Stith, Nadine M.
Sent: Wednesday, October 29, 2014 7:58 AM
To: Lucia von Reusner
Cc: Jamieson, Sally A; Kristina Curtis; Dunham, Daniel L
Subject: RE: FirstEnergy Corp. - 2015 Shareholder Proposal Response

Lucia,

Sally Jamieson will respond if any deficiencies.

Please direct any future inquiries directly to her. Thank you.

****

Nadine Stith
Executive Assistant, Corporate Dept.
FirstEnergy Corp. – 76 S. Main Street – Akron, OH 44308
Phone: 330-384-5510 / Fax: 330-384-3866
E-mail: nmstith@firstenergycorp.com

From: Lucia von Reusner [mailto:LvonReusner@greencentury.com]
Sent: Tuesday, October 28, 2014 4:48 PM
To: Stith, Nadine M.
Cc: Jamieson, Sally A; Kristina Curtis
Subject: RE: FirstEnergy Corp. - 2015 Shareholder Proposal Response

Dear Nadine,

Please let me know if there are any deficiencies in the proof of ownership attached.

Best,
Lucia von Reusner

From: Stith, Nadine M. [nmstith@firstenergycorp.com]
Sent: Friday, October 24, 2014 3:55 PM
To: Lucia von Reusner
Cc: Jamieson, Sally A
Subject: FirstEnergy Corp. - 2015 Shareholder Proposal Response